Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results

GUIYANG, China, March 5, 2025 /PRNewswire/ — Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Fourth Quarter and Fiscal Year 2024 Financial and Operational Highlights

•

Total net revenues in the fourth quarter of 2024 were RMB3,174.3 million (US$434.9 million), an increase of 31.8% from RMB2,408.0 million in the same period of 2023. Total net revenues in 2024 were RMB11,238.6 million (US$1,539.7 million), an increase of 33.2% from RMB8,436.2 million in 2023.

•

Net income in the fourth quarter of 2024 was RMB574.6 million (US$78.7 million), compared with RMB588.3 million in the same period of 2023. Net income in 2024 was RMB3,123.4 million (US$427.9 million), an increase of 40.2% from RMB2,227.1 million in 2023.

•

Non-GAAP adjusted net income[1] in the fourth quarter of 2024 was RMB1,052.0 million (US$144.1 million), an increase of 43.5% from RMB733.0 million in the same period of 2023. Non-GAAP adjusted net income in 2024 was RMB4,020.4 million (US$550.8 million), an increase of 43.7% from RMB2,797.0 million in 2023.

•

Fulfilled orders[2] in the fourth quarter of 2024 reached 56.9 million, an increase of 24.3% from 45.8 million in the same period of 2023. Fulfilled orders in 2024 reached 197.2 million, an increase of 24.1% from 158.8 million in 2023.

•

Average shipper MAUs[3] in the fourth quarter of 2024 reached 2.93 million, an increase of 31.3% from 2.24 million in the same period of 2023. Average shipper MAUs in 2024 reached 2.64 million, an increase of 30.3% from 2.03 million in 2023.

“In the fourth quarter, we continued to propel the digital and intelligent transformation of the logistics industry. By harnessing our robust network effects and unparalleled transaction efficiency, we sustained strong growth momentum, effectively accelerating our growth flywheel,” stated Mr. Peter Hui Zhang, Founder, Chairman and Chief Executive Officer of FTA. “During the quarter, we rapidly expanded our shipper base while enhancing user engagement. In addition, we made significant improvements to our trucker ecosystem and elevated matching efficiency through continuous optimization of our platform’s functionalities, including trucker credit ratings, priority access, and our Premium Cargo Bidding mechanism. As we look ahead to 2025, we remain committed to embracing AI-driven innovations that will increase truckers’ efficiency and earnings while reducing logistics costs for shippers, ultimately creating enduring value for the entire industry.”

Mr. Simon Cai, Chief Financial Officer of FTA, added, “We delivered record financial results in 2024, bolstered by our growing user base, sophisticated commission strategies and continued operational efficiency upgrades. For the full year, total net revenues reached RMB11.2 billion, a 33.2% increase year over year, with transaction service revenue soaring by 66.7%. As our topline continued to grow, net income rose by 40.2% year over year to RMB3.1 billion, and our non-GAAP adjusted net income surged by 43.7% to RMB4.0 billion. These achievements reinforce our confidence in future growth, and our ability to generate long-term value for shareholders. We will continue to harness this momentum to scale our business, improve our monetization capabilities, and increase shareholder value.”

[1]

Non-GAAP adjusted net income is defined as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; (iv) settlement in principle of U.S. securities class action, which is non-recurring; (v) impairment loss of long-term investment; and (vi) tax effects of non-GAAP adjustments. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled and (ii) shipping orders for which our users failed to specify any freight prices, as there are substantial uncertainties as to whether such shipping orders are fulfilled.

[3]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of a given period by (ii) the number of months in a given period. Shipper MAUs are defined as the number of active shippers on our platform in a given month. Active shippers are defined as the aggregate number of registered shipper accounts that have posted at least one shipping order on our platform during a given period.

Fourth Quarter 2024 Financial Results

Net Revenues (including value added taxes, or “VAT,” of RMB1,197.4 million and RMB1,422.1 million for the three months ended December 31, 2023 and 2024, respectively). Total net revenues in the fourth quarter of 2024 were RMB3,174.3 million (US$434.9 million), representing an increase of 31.8% from RMB2,408.0 million in the same period of 2023, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the fourth quarter of 2024 were RMB2,704.9 million (US$370.6 million), representing an increase of 34.2% from RMB2,016.1 million in the same period of 2023. The increase was mainly due to the rapid increase in transaction service.4

•

Freight brokerage service. Revenues from freight brokerage service in the fourth quarter of 2024 were RMB1,316.1 million (US$180.3 million), an increase of 17.0% from RMB1,124.7 million in the same period of 2023, primarily attributable to an increase in service fee rate, partially offset by a decrease in transaction volume.

•

Freight listing service. Revenues from freight listing service in the fourth quarter of 2024 were RMB230.5 million (US$31.6 million), an increase of 7.5% from RMB214.4 million in the same period of 2023, primarily due to the growing number of total paying members.

•

Transaction service.[4] Revenues from transaction service amounted to RMB1,158.3 million (US$158.7 million) in the fourth quarter of 2024, an increase of 71.1% from RMB677.1 million in the same period of 2023, primarily driven by increases in order volume, penetration rate, and per-order transaction service fee.

Value-added services. Revenues from value-added services in the fourth quarter of 2024 were RMB469.3 million (US$64.3 million), an increase of 19.8% from RMB391.8 million in the same period of 2023. The increase was due to growing demand from truckers and shippers for credit solutions.

Cost of Revenues (including VAT net of government grants of RMB864.7 million and RMB1,070.9 million for the three months ended December 31, 2023 and 2024, respectively). Cost of revenues in the fourth quarter of 2024 was RMB1,391.7 million (US$190.7 million), compared with RMB1,152.3 million in the same period of 2023. The increase was primarily due to increases in VAT, related tax surcharges and other tax costs, net of grants from government authorities. These tax-related costs net of government grants totaled RMB1,278.5 million, representing an increase of 25.9% from RMB1,015.3 million in the same period of 2023, primarily due to an increase in tax costs net of government grants related to the Company’s freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the fourth quarter of 2024 were RMB471.8 million (US$64.6 million), compared with RMB421.0 million in the same period of 2023. The increase was primarily due to an increase in advertising and marketing expenses for user acquisitions.

General and Administrative Expenses. General and administrative expenses in the fourth quarter of 2024 were RMB202.3 million (US$27.7 million), compared with RMB266.0 million in the same period of 2023. The decrease was primarily due to lower salary and benefits expenses.

Research and Development Expenses. Research and development expenses in the fourth quarter of 2024 were RMB205.0 million (US$28.1 million), compared with RMB255.3 million in the same period of 2023. The decrease was primarily due to lower salary and benefits expenses.

Income from Operations. Income from operations in the fourth quarter of 2024 was RMB835.4 million (US$114.5 million), an increase of 233.1% from RMB250.8 million in the same period of 2023.

Non-GAAP Adjusted Operating Income.5 Non-GAAP adjusted operating income in the fourth quarter of 2024 was RMB963.3 million (US$132.0 million), an increase of 141.6% from RMB398.8 million in the same period of 2023.

Impairment loss. Impairment loss in the fourth quarter of 2024 was RMB352.7 million (US$48.3 million), compared with nil in the same period of 2023. The loss was due to credit impairment on investments in certain investee that could not meet the shareholders’ redemption requests due to insufficient funds resulting from operational underperformance.

Net Income. Net income in the fourth quarter of 2024 was RMB574.6 million (US$78.7 million), compared with RMB588.3 million in the same period of 2023.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the fourth quarter of 2024 was RMB1,052.0 million (US$144.1 million), an increase of 43.5% from RMB733.0 million in the same period of 2023.

Basic and Diluted Net Income per ADS6 and Non-GAAP Adjusted Basic and Diluted Net Income per ADS.7 Basic net income per ADS was RMB0.54 (US$0.07) in the fourth quarter of 2024, compared with RMB0.56 in the same period of 2023. Diluted net income per ADS was RMB0.53 (US$0.07) in the fourth quarter of 2024, compared with RMB0.56 in the same period of 2023. Non-GAAP adjusted basic net income per ADS was RMB1.00 (US$0.14) in the fourth quarter of 2024, compared with RMB0.70 in the same period of 2023. Non-GAAP adjusted diluted net income per ADS was RMB0.99 (US$0.14) in the fourth quarter of 2024, compared with RMB0.69 in the same period of 2023.

Balance Sheet and Cash Flow

As of December 31, 2024, the Company had cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products with maturities over one year of RMB29.2 billion (US$4.0 billion) in total, compared with RMB27.6 billion as of December 31, 2023.

As of December 31, 2024, the total outstanding balance of on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests of the loans funded through our small loan company, reduced by an allowance for estimated losses, was RMB4,199.6 million (US$575.3 million), compared with RMB3,521.1 million as of December 31, 2023. The total non-performing loan ratio8 for these loans was 2.2% as of December 31, 2024, compared with 2.0% as of December 31, 2023.

In the fourth quarter of 2024, net cash provided by operating activities was RMB1,150.0 million (US$157.6 million).

[4]

Effective January 1, 2024, we have renamed our “Transaction commission” revenue stream as “Transaction service,” which consists of all monetization from truckers related to our freight matching service, including the revenue generated from our intra-city business, which was previously classified under “Freight listing service” and “Value-added services.” The comparative periods have been restated to conform to this presentation by reclassifying RMB31.8 million and RMB0.4 million, which were previously included in “Freight listing service” and “Value-added services,” respectively, as “Transaction service.”

[5]

Non-GAAP adjusted operating income is defined as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; and (iii) compensation cost incurred in relation to acquisitions and (iv) settlement in principle of U.S. securities class action, which is non-recurring. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[6]	ADS refers to American depositary shares, each of which represents 20 Class A ordinary shares.
[7]

Non-GAAP adjusted basic and diluted net income per ADS is net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; (iv) settlement in principle of U.S. securities class action, which is non-recurring; (v) impairment loss of long-term investment; and (vi) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[8]

Non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) reduced by an allowance for estimated losses as of a specified date.

Fiscal Year 2024 Financial Results

Net Revenues (including value added taxes, or “VAT,” of RMB4,172.7 million and RMB5,097.7 million for the years ended December 31, 2023 and 2024, respectively). Total net revenues in 2024 were RMB11,238.6 million (US$1,539.7 million), representing an increase of 33.2% from RMB8,436.2 million in 2023, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in 2024 were RMB9,455.1 million (US$1,295.3 million), representing an increase of 34.0% from RMB7,053.5 million in 2023. The increase was mainly due to the rapid growth of transaction service.

•

Freight brokerage service. Revenues from freight brokerage service in 2024 were RMB4,727.0 million (US$647.6 million), an increase of 20.7% from RMB3,916.4 million in 2023, primarily attributable to an increase in transaction volume due to improved user penetration.

•

Freight listing service. Revenues from freight listing service in 2024 were RMB879.5 million (US$120.5 million), an increase of 6.2% from RMB828.2 million in 2023, primarily due to the growing number of total paying members.

•

Transaction service. Revenues from transaction service amounted to RMB3,848.7 million (US$527.3 million) in 2024, an increase of 66.7% from RMB2,309.0 million in 2023, primarily driven by increases in order volume and per-order transaction service fee.

Value-added services. Revenues from value-added services in 2024 were RMB1,783.5 million (US$244.3 million), an increase of 29.0% from RMB1,382.6 million in 2023. The increase was due to an increase in revenues from credit solutions and other value-added services.

Cost of Revenues (including VAT net of government grants of RMB3,121.0 million and RMB3,893.4 million for the years ended December 31, 2023 and 2024, respectively). Cost of revenues in 2024 was RMB5,100.6 million (US$698.8 million), compared with RMB4,119.0 million in 2023. The increase was primarily due to increases in VAT, related tax surcharges and other tax costs, net of grants from government authorities. These tax-related costs net of government grants totaled RMB4,584.4 million, representing an increase of 24.1% from RMB3,693.5 million in 2023, primarily due to an increase in transaction activities involving the Company’s freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in 2024 were RMB1,596.8 million (US$218.8 million), compared with RMB1,239.2 million in 2023. The increase was primarily due to an increase in advertising and marketing expenses for user acquisitions.

General and Administrative Expenses. General and administrative expenses in 2024 were RMB913.8 million (US$125.2 million), compared with RMB937.7 million in 2023. The decrease was primarily attributable to the Company’s settlement in principle of certain U.S. securities class action claims in 2023, partially offset by higher share-based compensation expenses.

Research and Development Expenses. Research and development expenses in 2024 were RMB880.0 million (US$120.6 million), compared with RMB946.6 million in 2023. The decrease was primarily due to lower salary and benefits expenses.

Income from Operations. Income from operations in 2024 was RMB2,475.0 million (US$339.1 million), an increase of 148.1% from RMB997.4 million in 2023.

Non-GAAP Adjusted Operating Income. Non-GAAP adjusted operating income in 2024 was RMB3,032.3 million (US$415.4 million), an increase of 91.9% from RMB1,580.4 million in 2023.

Net Income. Net income in 2024 was RMB3,123.4 million (US$427.9 million), an increase of 40.2% from RMB2,227.1 million in 2023.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in 2024 was RMB4,020.4 million (US$550.8 million), an increase of 43.7% from RMB2,797.0 million in 2023.

Basic and Diluted Net Income per ADS and Non-GAAP Adjusted Basic and Diluted Net Income per ADS. Basic net income per ADS was RMB2.95 (US$0.40) in 2024, compared with RMB2.10 in 2023. Diluted net income per ADS was RMB2.94 (US$0.40) in 2024, compared with RMB2.09 in 2023. Non-GAAP adjusted basic net income per ADS was RMB3.81 (US$0.52) in 2024, compared with RMB2.64 in 2023. Non-GAAP adjusted diluted net income per ADS was RMB3.80 (US$0.52) in 2024, compared with RMB2.63 in 2023.

Business Outlook

The Company expects its total net revenues to be between RMB2.63 billion and RMB2.68 billion for the first quarter of 2025, representing a year-over-year growth rate of approximately 15.9% to 18.1%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Adoption of Semi-Annual Dividend Policy and Declaration of Cash Dividend

Upon review of the Company’s results of operations, business development plan, capital requirements, and cash position, the Company’s board of directors (the “Board”) has approved a semi-annual cash dividend policy, pursuant to which the Board intends to declare and distribute a cash dividend semi-annually starting from 2025. The total cash dividend for 2025 is expected to be approximately US$200 million. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be made at the discretion of the Board based upon the Company’s operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the Board.

The Board has also approved a semi-annual cash dividend of US$0.0048 per ordinary share, or US$0.0960 per American depositary share (the “ADS”), payable on or around April 18, 2025, to holders of record of the Company’s ordinary shares at the close of business on April 7, 2025. The aggregate amount of the dividend is expected to be approximately US$100 million. Cash dividends are expected to be paid to holders of the Company’s ADSs through the depositary, Deutsche Bank Trust Company Americas, on or around April 18, 2025, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

Extension of Share Repurchase Program

The Board resolved to extend the original share repurchase program in March 2024 such that the Company may repurchase up to approximately US$300 million of its ADSs and/or ordinary shares through March 12, 2025. As of March 4, 2025, the Company had repurchased an aggregate of approximately 4.9 million ADSs for approximately US$40.3 million from the open market under the share repurchase program.

In March 2025, the Board approved a further extension of the term of the share repurchase program such that the Company may repurchase up to US$200 million of its ADSs and/or ordinary shares through March 12, 2026. Repurchases under the Company’s share repurchase program may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with the applicable rules and regulations. The Board will review the share repurchase program periodically, and may authorize adjustments to its terms and size or suspend or discontinue the program. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The Company expects to fund the repurchases with its existing cash balance.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. U.S. Eastern Time on March 5, 2025, or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the fourth quarter and fiscal year 2024.

For participants who wish to join the conference using dial-in numbers, please complete online registration using the link provided below prior to the scheduled call start time.

Participant Online Registration:

https://dpregister.com/sreg/10196861/fe7dca9355

Upon registration, each participant will receive details for the conference call, including dial-in numbers, passcode and a unique access PIN. To join the conference, please dial the provided number, enter the passcode followed by your PIN, and you will join the conference.

The replay will be accessible through March 12, 2025, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	4460802

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to make logistics smarter, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income per share and non-GAAP adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions and (iv) settlement in principle of U.S. securities class action, which is non-recurring. The Company defines non-GAAP adjusted net income as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; (iv) settlement in principle of U.S. securities class action, which is non-recurring; (v) impairment loss of long-term investment; and (vi) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income attributable to ordinary shareholders as net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; (iv) settlement in principle of U.S. securities class action, which is non-recurring; (v) impairment loss of long- term investment; and (vi) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income per share as non-GAAP adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income per ADS as non-GAAP adjusted net income attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income per share should not be considered in isolation or construed as an alternative to operating income, net income, net income attributable to ordinary shareholders and basic and diluted net income per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures to the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of health epidemics, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: FTA@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	6,770,895	5,810,347	796,014
Restricted cash – current	115,513	100,533	13,773
Short-term investments	11,516,304	15,002,903	2,055,389
Accounts receivable, net	23,418	19,643	2,691
Loans receivable, net	3,521,072	4,199,645	575,349
Prepayments and other current assets	2,049,780	2,122,902	290,836

Total current assets	23,996,982	27,255,973	3,734,052
Restricted cash – non-current	10,000	40,000	5,480
Long-term investments[1]	11,075,739	9,876,118	1,353,023
Property and equipment, net	194,576	289,611	39,677
Intangible assets, net	449,904	393,477	53,906
Goodwill	3,124,828	3,124,828	428,100
Deferred tax assets	149,081	92,882	12,725
Operating lease right-of-use assets and land use rights	134,867	115,654	15,845
Other non-current assets	211,670	98,532	13,499

Total non-current assets	15,350,665	14,031,102	1,922,255

TOTAL ASSETS	39,347,647	41,287,075	5,656,307

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	25,220	31,227	4,278
Prepaid for freight listing fees and other service fees	548,917	571,185	78,252
Income tax payable	154,916	336,220	46,062
Other tax payable	784,617	898,396	123,080
Operating lease liabilities – current	37,758	41,204	5,645
Accrued expenses and other current liabilities	1,723,245	1,141,758	156,421

Total current liabilities	3,274,673	3,019,990	413,738
Deferred tax liabilities	108,591	95,570	13,093
Operating lease liabilities – non-current	46,709	23,928	3,278
Other non-current liabilities	22,950	12,414	1,701

Total non-current liabilities	178,250	131,912	18,072

TOTAL LIABILITIES	3,452,923	3,151,902	431,810

MEZZANINE EQUITY
Redeemable non-controlling interests	277,420	443,070	60,700
SHAREHOLDERS’ EQUITY
Ordinary shares	1,371	1,343	184
Treasury stock, at cost	(608,117)	—	—
Additional paid-in capital	47,713,985	45,823,723	6,277,824
Accumulated other comprehensive income	2,897,871	3,223,944	441,679
Accumulated deficit	(14,400,604)	(11,372,284)	(1,557,997)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY	35,604,506	37,676,726	5,161,690
Non-controlling interests	12,798	15,377	2,107

TOTAL SHAREHOLDERS’ EQUITY	35,617,304	37,692,103	5,163,797

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	39,347,647	41,287,075	5,656,307

1.

The Group’s long-term investments consist of RMB6,809 million long-term time deposits, RMB1,390 million wealth management products with maturities over one year, RMB641 million investments in debt securities, RMB318 million equity method investments, and RMB718 million equity investments without readily determinable fair value as of December 31, 2024.

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Freight matching services	2,016,140	2,551,834	2,704,940	370,575	7,053,525	9,455,134	1,295,348
Freight brokerage	1,124,687	1,280,917	1,316,140	180,310	3,916,409	4,726,989	647,595
Freight listing	214,350	223,419	230,489	31,577	828,152	879,489	120,489
Transaction service	677,103	1,047,498	1,158,311	158,688	2,308,964	3,848,656	527,264
Value-added services	391,817	479,554	469,314	64,296	1,382,634	1,783,504	244,339
Total net revenues (including value-added taxes or “VAT” of RMB1,197.4 million and RMB1,422.1 million for the three months ended December 31, 2023 and 2024, RMB4,172.7 million and RMB5,097.7 million for the year ended December 31, 2023 and 2024, respectively)	2,407,957	3,031,388	3,174,254	434,871	8,436,159	11,238,638	1,539,687
Operating expenses:
Cost of revenues (including VAT net of government grants, of RMB864.7 million and RMB1,070.9 million for the three months ended December 31, 2023 and 2024, RMB3,121.0 million and RMB3,893.4 million for the year ended December 31, 2023 and 2024, respectively)(1)	(1,152,317)	(1,364,884)	(1,391,714)	(190,664)	(4,119,016)	(5,100,558)	(698,774)
Sales and marketing expenses(1)	(420,960)	(412,499)	(471,829)	(64,640)	(1,239,191)	(1,596,763)	(218,756)
General and administrative expenses(1)	(266,016)	(227,874)	(202,265)	(27,710)	(937,677)	(913,763)	(125,185)
Research and development expenses(1)	(255,344)	(195,142)	(205,026)	(28,088)	(946,635)	(880,016)	(120,562)
Provision for loans receivable	(67,627)	(71,242)	(73,905)	(10,125)	(234,599)	(296,528)	(40,624)

Total operating expenses	(2,162,264)	(2,271,641)	(2,344,739)	(321,227)	(7,477,118)	(8,787,628)	(1,203,901)
Other operating income	5,123	2,242	5,920	811	38,388	23,970	3,284

Income from operations	250,816	761,989	835,435	114,455	997,429	2,474,980	339,070
Other income (expense)
Interest income	313,037	303,268	149,466	20,477	1,141,861	1,073,434	147,060
Foreign exchange (loss) gain	(2,909)	(3,444)	4,725	647	(2,149)	8,004	1,097
Investment income	25,832	7,250	10,354	1,418	55,621	54,785	7,506
Unrealized gains (losses) from fair value changes of investments	6,833	10,618	(19,612)	(2,687)	12,938	(20,904)	(2,864)
Other income (expenses), net	2,457	126,246	(1,559)	(214)	130,264	128,152	17,557
Impairment loss	—	—	(352,742)	(48,325)	—	(352,742)	(48,325)
Share of loss in equity method investees	(825)	(351)	(1,580)	(216)	(2,067)	(2,861)	(392)

Total other income (expense)	344,425	443,587	(210,948)	(28,900)	1,336,468	887,868	121,639

Net income before income tax	595,241	1,205,576	624,487	85,555	2,333,897	3,362,848	460,709
Income tax expense	(6,991)	(83,640)	(49,861)	(6,831)	(106,804)	(239,411)	(32,799)

Net income	588,250	1,121,936	574,626	78,724	2,227,093	3,123,437	427,910
Less: net loss attributable to non-controlling interests	(591)	(1,254)	(1,177)	(161)	(1,252)	(3,548)	(486)
Less: measurement adjustment attributable to redeemable non-controlling interests	4,752	16,104	17,346	2,376	15,457	57,136	7,828

Net income attributable to ordinary shareholders	584,089	1,107,086	558,457	76,509	2,212,888	3,069,849	420,568

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ordinary share
—Basic	0.03	0.05	0.03	0.00	0.10	0.15	0.02
—Diluted	0.03	0.05	0.03	0.00	0.10	0.15	0.02
Net income per ADS*
—Basic	0.56	1.06	0.54	0.07	2.10	2.95	0.40
—Diluted	0.56	1.06	0.53	0.07	2.09	2.94	0.40
Weighted average number of ordinary shares used in computing net income per share
—Basic	20,949,011,129	20,818,441,720	20,803,347,603	20,803,347,603	21,111,924,886	20,822,835,545	20,822,835,545
—Diluted	21,016,273,541	20,885,299,925	20,913,595,702	20,913,595,702	21,162,351,461	20,902,222,036	20,902,222,036
Weighted average number of ADS used in computing net income per ADS
—Basic	1,047,450,556	1,040,922,086	1,040,167,380	1,040,167,380	1,055,596,244	1,041,141,777	1,041,141,777
—Diluted	1,050,813,677	1,044,264,996	1,045,679,785	1,045,679,785	1,058,117,573	1,045,111,102	1,045,111,102

*	Each ADS represents 20 ordinary shares.

(1)	Share-based compensation expense in operating expenses are as follows:

	Three months ended				Year ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	2,593	2,643	2,997	411	8,576	11,118	1,523
Sales and marketing expenses	16,014	12,799	13,750	1,884	55,503	50,109	6,865
General and administrative expenses	89,255	73,892	75,768	10,380	297,469	348,400	47,731
Research and development expenses	22,813	20,172	22,361	3,063	80,279	87,012	11,921

Total	130,675	109,506	114,876	15,738	441,827	496,639	68,040

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Income from operations	250,816	761,989	835,435	114,455	997,429	2,474,980	339,070
Add:
Share-based compensation expense	130,675	109,506	114,876	15,738	441,827	496,639	68,040
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,784	52,084	52,084	7,135
Compensation cost incurred in relation to acquisitions	4,281	—	—	—	17,124	8,562	1,173
Settlement in principle of U.S. securities class action	—	—	—	—	71,900	—	—

Non-GAAP adjusted operating income	398,793	884,516	963,332	131,977	1,580,364	3,032,265	415,418

Net income	588,250	1,121,936	574,626	78,724	2,227,093	3,123,437	427,910
Add:
Share-based compensation expense	130,675	109,506	114,876	15,738	441,827	496,639	68,040
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,784	52,084	52,084	7,135
Compensation cost incurred in relation to acquisitions	4,281	—	—	—	17,124	8,562	1,173
Settlement in principle of U.S. securities class action	—	—	—	—	71,900	—	—
Impairment loss of long-term investment	—	—	352,742	48,325	—	352,742	48,325
Tax effects of non-GAAP adjustments	(3,255)	(3,255)	(3,255)	(446)	(13,021)	(13,020)	(1,784)

Non-GAAP adjusted net income	732,972	1,241,208	1,052,010	144,125	2,797,007	4,020,444	550,799

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to ordinary shareholders	584,089	1,107,086	558,457	76,509	2,212,888	3,069,849	420,568
Add:
Share-based compensation expense	130,675	109,506	114,876	15,738	441,827	496,639	68,040
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,784	52,084	52,084	7,135
Compensation cost incurred in relation to acquisitions	4,281	—	—	—	17,124	8,562	1,173
Settlement in principle of U.S. securities class action	—	—	—	—	71,900	—	—
Impairment loss of long-term investment	—	—	352,742	48,325	—	352,742	48,325
Tax effects of non-GAAP adjustments	(3,255)	(3,255)	(3,255)	(446)	(13,021)	(13,020)	(1,784)

Non-GAAP adjusted net income attributable to ordinary shareholders	728,811	1,226,358	1,035,841	141,910	2,782,802	3,966,856	543,457

Non-GAAP adjusted net income per ordinary share
—Basic	0.03	0.06	0.05	0.01	0.13	0.19	0.03
—Diluted	0.03	0.06	0.05	0.01	0.13	0.19	0.03
Non-GAAP adjusted net income per ADS
—Basic	0.70	1.18	1.00	0.14	2.64	3.81	0.52
—Diluted	0.69	1.17	0.99	0.14	2.63	3.80	0.52